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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(a)



                                Windsortech, Inc.
                        (formerly Delta States Oil, Inc.)
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                                (Name of Issuer)

                         Common Stock - $0.01 par value
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                         (Title of Class of Securities)

                                    97380P100
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                                 (CUSIP Number)


                               Edward L. Cummings
                              c/o Windsortech, Inc.
                                  70 Lake Drive
                              Hightstown, NJ 08520
                               Tel: (609) 426-4666
                               Fax: (609) 426-4543
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                January 30, 2002
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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CUSIP No. 97380P100             Schedule 13D                   Page 2 of 6 Pages
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     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Edward L. Cummings

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                       (b) [X]

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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*
                                                                 PF

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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)   [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                USA

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   NUMBER OF SHARES       7     SOLE VOTING POWER

                                                                       1,896,300
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BENEFICIALLY OWNED BY     8     SHARED VOTING POWER

                                                                         None
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    EACH REPORTING        9     SOLE DISPOSITIVE POWER

                                                                       1,896,300
                          ------------------------------------------------------

     PERSON WITH          10    SHARED DISPOSITIVE POWER

                                                                         None
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           1,896,300 shares of Common Stock

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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                               15.8%

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    14       TYPE OF REPORTING PERSON*
                                                                 IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 97380P100             Schedule 13D                   Page 3 of 6 Pages
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Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Schedule 13D") relates to shares of Common Stock, par value $0.01 per share (the "Shares"), of Windsortech, Inc., a Delaware corporation (formerly known as Delta States Oil, Inc.) ("WTI" or the "Issuer"). The principal executive offices of WTI are located at 70 Lake Drive, Hightstown, NJ 08520.

Item 2.  Identity and Background.

         (a)-(c), (f) The name, business address and citizenship of the person filing this statement (the "Reporting Person") is:

              Edward L. Cummings
              70 Lake Drive
              Hightstown, NJ 08520

         The Reporting Person is a Vice President, Treasurer and Chief Financial Officer of the Issuer. The Reporting Person is a Citizen of the United States of America.

         (d) and (e) The Reporting Person has not, during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         By virtue of having been a significant shareholder in OLD WTI, as hereinafter defined, along with David Loppert, Michael Sheerr, Carl Saracino and Marc Sherman, the Reporting Person may be deemed to be a member of a group but disclaims the existence of or membership in such group.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person acquired his interest in the Shares in connection with the merger of Windsortech, Inc., a privately held New Jersey corporation ("OLD WTI"), with and into Delta States Oil, Inc., a Delaware corporation (the surviving corporation) ("Delta"). Upon the consummation of the merger, Delta was renamed Windsortech, Inc. The Reporting Person acquired his shares in OLD WTI using personal funds.

         The Reporting Person acquired 1,800,000 shares of Delta's shares of Common Stock, $.01 par value per share in exchange for his 5,000,000 shares in OLD WTI. In addition the Reporting Person, by virtue of a conversion of options he held to acquire shares of OLD WTI's common stock, received a fully vested option to acquire 96,300 shares of Delta's Common Stock, $.01 par value at $.026 per share. No other financing was required to effect the transaction.


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CUSIP No. 97380P100             Schedule 13D                   Page 4 of 6 Pages
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Item 4.  Purpose of Transaction.

         On January 29, 2002, OLD WTI, Delta and Alfred D. Morgan, Ph.D. entered into an Agreement and Plan of Merger ("Merger Agreement") (a copy of which is attached as an exhibit hereto and hereby incorporated herein by reference) whereby OLD WTI was merged with and into Delta and Delta was renamed "Windsortech, Inc." The merger became effective on January 30, 2002. In connection with the execution of the Merger Agreement, the Reporting Person acquired a substantial interest in the Issuer. In addition, the entire Board of Director's of the Issuer resigned and the Issuer appointed Marc Sherman and David Loppert to the Issuer's Board of Directors, and also appointed two other independent directors approved by the Reporting Person. As a result of the transaction, the Issuer issued 1,800,000 shares of its Common Stock to the Reporting Person valued at $.56 per share in exchange for the Reporting Persons 5,000,000 shares in OLD WTI.

         As a result of this merger, the Issuer will now be actively engaged in the business of purchasing and selling off-lease, excess, used, refurbished and as-is computer equipment and related products, in contrast to its previously disclosed objective of seeking opportunities to commence active business operations.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b). As of January 30, 2002, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have beneficial ownership of 1,896,300 shares of Common Stock of the Issuer pursuant to the Merger Agreement, constituting approximately 15.8% of the outstanding shares of Common Stock of the Issuer (based on (i) 11,369,168 shares of Common Stock outstanding on January 31, 2002, and (ii) the issuance of 450,000 shares of Common Stock to Leonard Stone and 180,000 shares of Common Stock to William Barberra in connection with a finders fee payable to them pursuant to the Merger Agreement). Upon execution of the Merger Agreement and the Lockup Agreement and Irrevocable Proxy in connection therewith, the Reporting Person obtained the sole power to vote such shares of Common Stock. Upon the effective date of the merger, the Reporting Person obtained the sole power to dispose of any such shares of Common Stock.

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c) Except as set forth in this Item 5, to the best knowledge of the Reporting Person, neither the Reporting Person nor any other person described in
Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

         (d)  Not applicable.

         (e)  Not applicable.



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CUSIP No. 97380P100             Schedule 13D                   Page 5 of 6 Pages
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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        Securities of the Issuer.

         As described above, on January 29, 2002, Alfred D. Morgan, Ph.D. and Saul Horing executed the Lockup Agreement and Irrevocable Proxy providing the Reporting Person with the right to vote their shares of Common Stock in the Issuer pending the effectiveness of the merger. The merger became effective on January 30, 2002. A copy of the Lockup Agreement and Proxy is attached hereto as an exhibit to the Merger Agreement which is incorporated herein by this reference.

Item 7.       Material to be Filed as Exhibits.

         Attached hereto or incorporated herein as exhibits are the following documents:

1. Agreement of Plan and Merger by and between Windsortech, Inc. and Delta States Oil, Inc and Alfred D. Morgan, Ph.D. dated as of January 29, 2002.

2. Lockup Agreement and Irrevocable Proxy of Alfred D. Morgan, Ph.D. and Saul Horing dated as of January 29, 2002, included as an exhibit to #1.


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CUSIP No. 97380P100             Schedule 13D                   Page 6 of 6 Pages
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2002



                                             /s/ Edward L. Cummings
                                             ---------------------------
                                               Edward L. Cummings